Exhibit 99.1
Logistic Properties of the Americas Announces Full-Year 2025 Earnings Results

Company Accelerates Growth, Reflected in Revenue Increase of 23.3% in 4Q25 and 14.3% in 2025

NOI Increases 29.8% in 4Q25 and 11.9% for the Year

SAN JOSÉ, Costa Rica, March 18, 2026 – Logistic Properties of the Americas (NYSE American: LPA) (together with its subsidiaries, “LPA” or “the Company”), announced today its audited consolidated financial results for the year ended December 31, 2025 ("FY25"). The financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which differ in certain significant respects from the U.S. Generally Accepted Accounting Principles (“GAAP”). This information should be read in conjunction with, and is qualified in its entirety by reference to, the Company’s audited consolidated financial statements, including the notes thereto. All comparisons within this announcement are year-over-year (“YoY”), unless otherwise noted. LPA’s financial results are stated in U.S. dollars unless otherwise noted. LPA is a leading developer, owner, acquirer and manager of logistics and industrial real estate of institutional quality in the Americas, and one of the few internally managed, vertically integrated, and institutional platforms operating across the region.

Q425 and FY25 Financial and Operating Highlights

•Revenues accelerated in the fourth quarter, increasing 23.3% YoY. This back-ended weighted growth drove a 14.3% increase in full-year revenues to $50.1 million, primarily reflecting building stabilizations in Peru, rental rate growth across Colombia and Peru, and $0.7 million of rental revenue generated by two investment properties acquired in Mexico in August 2025.

•Q425 Net Operating Income (NOI) increased 29.8% to $11.6 million in the fourth quarter of 2025. For the year ended December 31, 2025, NOI increased 11.9% to $41.0 million.

•Same-Property Cash NOI increased 5.0% to $36.0 million in 2025 compared to 2024, primarily due to rental rate growth and the expiration of rent abatements.

•Operating GLA increased 13.3% during the year to 5.8 million square feet across 34 operating properties, compared to 5.1 million square feet across 30 operating properties as of December 31, 2024. Average rent per square foot per year increased 11.0% to $8.65, primarily driven by contractual rent escalators, positive leasing spreads, and favorable currency movements.

•As of December 31, 2025, the occupancy rate in LPA’s operating portfolio was 100.0%, compared to 98.3% as of December 31, 2024. During 2025, the Company executed new leases and renewals with a total GLA of 450,180 square feet in Peru, 121,600 square feet in Costa Rica, and 97,250 square feet in Colombia.

•General and administrative expenses increased 7.1% to $16.7 million in 2025, primarily reflecting the establishment of operations and an office in Mexico, inflation adjustments to compensation, and investments in digital and other marketing initiatives to enhance LPA’s visibility among key stakeholders.

•Profit for the year was $16.1 million, compared to a net loss of $19.4 million in 2024 that included a one-time, non-recurring listing expense of $44.5 million related to LPA’s Business Combination.

Subsequent Events

On March 9, 2026, the Company entered into a forward purchase agreement for a portfolio of Class A industrial properties strategically located in Tepeji del Río, State of Hidalgo, Mexico. The transaction was executed through a Master Agreement, representing an approximately US$200 million investment, pursuant to which LPA will progressively acquire stabilized industrial assets within Central Park 57, a large‑scale industrial and logistics park strategically located along the Mexico–Querétaro Highway (Federal Highway 57), a key logistics corridor. The asset is being developed and sponsored by Mexico City-based Fortem Capital, the institutional owner and master developer of Central Park 57, the first operating building of which is pending stabilization of approximately 153,400 square feet.

CEO Commentary

2025 marked a transformative year for LPA. As anticipated, the latter part of the year delivered double-digit revenue growth and accelerated NOI expansion, driven by assets that have significantly enhanced the earnings power of our regional platform. These include our recently acquired properties in Mexico, which are anchored by DHL, and the delivery of a LEED Gold-certified facility to PepsiCo in Peru.

By year-end, we achieved 100% stabilized occupancy across our operating property portfolio, alongside meaningful rent step-ups across existing properties. Together, these milestones underscore the embedded earnings power of our portfolio and translated into clear profitability in our first full year as a public company. We expect to carry much of this strong momentum into 2026 as additional development assets come online and we continue to drive value through active asset management.

Our financial performance accelerated meaningfully as the year progressed, despite geopolitical noise in certain markets. In the fourth quarter alone, revenue increased 23.3% YoY and 6.4% quarter-over-quarter. This step-change reflects the full contribution of recent building stabilizations, strong mark-to-market rent growth across our portfolio, improved occupancy in Peru and Colombia, and initial contributions of newly acquired properties in Mexico from the third quarter. The fourth quarter clearly demonstrated the operating leverage embedded within LPA’s platform.

Our operating performance was equally strong. Full-year Cash NOI increased 12.4% to $40.3 million, while average rent per square foot rose 11.0% to $8.65, underscoring the pricing power of our Class A logistics assets in undersupplied, high-barrier-to-entry markets. Achieving 100.0% stabilized occupancy across Costa Rica, Colombia, Peru, and Mexico further highlights the strength of tenant demand and the quality of our real estate portfolio. This reflects not only to our ability to deliver facilities that meet the highest standards of global and regional clients, but also the favorable industry dynamics across many of these structurally underserved markets.

Strategically, our expansion into Mexico represents more than geographic diversification - it establishes the foundation for truly regional, cross-border logistics solutions aligned with our vision of seamlessly serving multinational clients across multiple markets. As a critical node in the North American supply chain, Mexico meaningfully expands our opportunity set and enhances our ability to serve tenants operating across the Americas. At the same time, our foundational markets continue to benefit from strong domestic consumption, improving commodity and metals pricing, increasing e-commerce penetration, and favorable demographic trends. While Colombia enters an important 2026 election cycle amid inflationary pressures, our other markets are benefiting from moderating interest rates.

Looking ahead, we remain disciplined in our capital allocation and committed to long-term value creation as an internally managed real estate company. With approximately 84.1% of our development pipeline currently pre-leased, embedded rent growth across the portfolio, and a fully-stabilized operating platform, we have entered 2026 with increasing visibility and expect to sustain the momentum achieved in the fourth quarter. We are confident in our ability to scale earnings meaningfully and strengthen LPA’s position across multiple countries.
Esteban Saldarriaga
Chief Executive Officer

Real Estate Portfolio

	As of and for the years ended December 31,
	2025	2024	2023
Number of operating real estate properties	34	30	28
Operating GLA (sq. ft)	5,804,261	5,121,625	4,619,616
Leased area (sq. ft)	5,992,995	5,637,044	5,308,454
Number of tenants	58	57	53
Average rent per square foot	$8.65	$7.79	$7.80
Weighted average remaining lease term	4.9 years	5.1 years	5.3 years
Stabilized occupancy rate (% of GLA)	100.0%	98.3%	100.0%

Financial Performance
Revenues
(Amounts expressed in thousands dollars unless otherwise noted)

	For the years ended December 31,
	2025	2024	% Chg.
Rental Revenue
Costa Rica	24,138	23,953	0.8%
Colombia	9,990	8,702	14.8%
Peru	14,317	10,926	31.0%
Mexico	667	—	NM
Unallocated revenue	1,019	281	262.6%
Total revenue	$50,131	$43,862	14.3%
Investment Property Operating Expenses
(Amounts expressed in thousands dollars unless otherwise noted)

	For the years ended December 31,
	2025	2024	% Chg.
Investment property operating expense
Costa Rica	(3,530)	(3,197)	10.4%
Colombia	(1,432)	(1,114)	28.6%
Peru	(3,145)	(2,664)	18.1%
Mexico	(40)	—	NM
Total investment property operating expense	$(8,148)	$(6,975)	16.8%
Supplemental Information

Please refer to LPA’s quarterly Supplemental Information and Management Discussion and Analysis, both of which are available on the Company’s Investor Relations website at https://ir.lpamericas.com
4Q25 and FY25 Earnings Conference Call

When: Thursday, March 19, 2026, 9:00 a.m. Eastern Time 8:00 a.m. Central Time

Who: Mr. Esteban Saldarriaga, Chief Executive Officer, Mr. Paul Smith, Chief Financial Officer, and Mr. Camilo Ulloa, Investor Relations

Dial-in: +1 800 715 9871 (North American Toll-Free), +1 646 307 1963 (USA/International)

Conference ID: 1755158

Pre-Register: You may pre-register at any time at: https://events.q4inc.com/attendee/751328793. Callers will need to press # to be connected to an operator to access LPA’s financial results conference call via telephone.
Webcast: https://events.q4inc.com/attendee/751328793

A call recording will also be available for replay on LPA’s website for a limited time.

About Logistic Properties of the Americas

Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Latin America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies among others. LPA expects to continue its future growth with strong client relationships, and insight into and through the acquisition and development of high-quality, strategically located facilities in its target markets. As of December 31, 2025, LPA’s operating and development portfolio was comprised of 35 logistics facilities in Costa Rica, Colombia, Peru, and Mexico totaling approximately 560,000 square meters (or approximately 6.0 million sq. ft.) of gross leasable area. For more information visit https://ir.lpamericas.com.
Forward-Looking Statements

This press release contains certain forward-looking information, which may not be included in future public filings or investor guidance. The inclusion of forward-looking information in this press release should not be construed as a commitment by LPA to provide guidance on such information in the future. Certain statements in this press release may be considered forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include, without limitation, statements about future events or LPA’s future financial or operating performance. These forward-looking statements regarding future events and the future results of LPA are based on current expectations, estimates, forecasts, and projections about the industry in which LPA operates, as well as the beliefs and assumptions of LPA’s management. These forward-looking statements are only predictions and are subject to known and unknown risks, uncertainties, assumptions and other factors beyond LPA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, LPA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and LPA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by LPA and its management, are inherently uncertain and are inherently subject to risks variability and contingencies, many of which are beyond LPA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the possibility of any economic slowdown or downturn in real estate asset values or leasing activity or in the geographic markets where LPA operates; (ii) LPA’s ability to manage growth; (iii) LPA’s ability to continue to comply with applicable listing standards of NYSE American; (iv) changes in applicable laws, regulations, political and economic developments; (v) the possibility that LPA may be adversely affected by other economic, business and/or competitive factors; (vi) LPA’s estimates of expenses and profitability; (vii) the outcome of any legal proceedings that may be instituted against LPA and (viii) other risks and uncertainties set forth in the filings by LPA with the U.S. Securities and Exchange Commission. There may be additional risks that LPA does not presently know or that LPA currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of LPA speak only as of the date they are made. Except as otherwise required by applicable law, LPA disclaims any obligation to publicly update or revise any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. Accordingly, you should not place undue reliance on forward-looking statements due to their inherent uncertainty.

Nothing within this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.
Investor Relations Contact:
Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com
Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com